January 12, 2006


Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549

RE:    National Property Analysts Master Limited Partnership
       Form 10-K for the year ended December 31, 2004
       File No. 000-24816

Dear Mr. Jacobs:

On behalf of National Property Analysts Master Limited Partnership ("NPAMLP"), I am writing to you in response to the issues raised in the staff's December 9, 2005 letter regarding NPAMLP's Annual Report on Form 10-K for its fiscal year ended December 31, 2004 and our November 2, 2005 response to the comments of the staff in various prior letters.

The following discussion is keyed to the comments in the staff's December 9 letter and subsequent conversations between members of the staff and management of NPAMLP. For ease of review, we have included the staff comments in numerical order, and we have included our responses in bold following each staff comment.

Item 1. We have considered your response to our previous comments in regards to your accounting treatment for the forgiveness of debt by NPAEP and PVPG. When a forgiveness of debt from a related party occurs, there is a presumption that the forgiveness is a capital transaction in substance. You have not provided a reasonable basis to overcome this presumption. Accordingly, please restate your historical financial statements to account for the forgiveness of debt of NPAEP and PVPG as a capital transaction.

MANAGEMENT ACCEPTS YOUR CONCLUSION THAT THE FORGIVENESS OF WRAP MORTGAGES SHOULD HAVE

BEEN ACCOUNTED FOR AS A CAPITAL TRANSACTION IN ACCORDANCE WITH APB 26. NPAMLP WILL CORRECT THIS ERROR IN ACCORDANCE WITH SFAS 154. EACH INDIVIDUAL PRIOR PERIOD PRESENTED IN THE 2005 FINANCIAL STATEMENTS (2004 AND 2003) WILL BE ADJUSTED TO REFLECT CORRECTION OF THE PERIOD-SPECIFIC EFFECTS OF THE ERROR. NPAMLP WILL ALSO BE RESTATING AND RE-ISSUING ITS QUARTERLY REPORTS FILED ON FORM 10-Q FOR THE PERIODS ENDING MARCH 31, 2005, JUNE 30, 2005 AND SEPTEMBER 30, 2005 TO REFLECT THE PROPER ACCOUNTING TREATMENT.

Item 2. Please provide us with your revised calculation of the discount associated with the Lake Mary property and the incremental increase to interest expense and impact on your historical financial statements. In this regard, please also tell us how you evaluated the materiality of this error, including each financial line item and for each period presented in the filing rather than evaluating on an average basis. For instance, we note that the annual understatement of interest expense related solely to the Lake Mary property represents greater than 10% of your net loss for the years ended December 31, 2004 and 2002. Refer also to SAB Topic IM.

Item 3. As requested in our call on November 17, 2005, please provide us with the results of your analysis to identify the population of wrap mortgages that contain errors related to the calculation and amortization of the balloon interest component of the unamortized discount. In your response, please quantify the error on an individual basis and aggregate basis for each property and for each historical period that this error occurred. Also, tell us how you concluded that the population of errors when aggregated with the Lake Mary property does not result in a material misstatement.

SINCE BOTH ITEM 2 AND ITEM 3 CONCERN THE AMORTIZATION OF THE DISCOUNT ON THE WRAP MORTGAGES, WE WILL RESPOND TO THEM CONCURRENTLY.

AS NOTED IN OUR LETTER DATED NOVEMBER 2, 2005, IN TRANSACTIONS STRUCTURED TO BE TAX DEFERRED EXCHANGES, THE WRAP AMORTIZATION SCHEDULES WERE NOT RE-CALCULATED TO ACCOUNT FOR THE ADDITIONAL BALLOON PAYMENTS DUE ON THE WRAP MORTGAGES. THESE ADDITIONAL BALLOON PAYMENTS ESSENTIALLY REPRESENTED THE BALANCE OF THE WRAP MORTGAGE ON THE SOLD PROPERTY THAT BECAME PART OF THE DEBT ON THE ACQUIRED PROPERTY. ADDITIONALLY, THE AMORTIZATION SCHEDULES WERE ALSO NOT RE-CALCULATED WHEN THE INTEREST RATE ON THE WRAP MORTGAGES WAS REDUCED IN ACCORDANCE WITH THE 2003 FUTURE INTEREST AGREEMENT (ALTHOUGH AS NOTED IN OUR AUGUST 23, 2005 RESPONSE, THIS RATE CHANGE WAS NOT CONSIDERED A "SUBSTANTIAL MODIFICATION" PURSUANT TO EITF 96-19).

IN ORDER TO REFLECT THE AMORTIZATION OF THE WRAP MORTGAGE DISCOUNT ON THE LAKE MARY PROPERTY MORE ACCURATELY IN THE FINANCIAL STATEMENTS OF NPAMLP, THE CARRYING VALUE OF THE LAKE MARY WRAP MORTGAGE WILL BE RE-CALCULATED AS OF JANUARY 1, 2003 BASED ON THE FUTURE CASH FLOWS REQUIRED FROM JANUARY 1, 2003 THROUGH THE END OF THE TERM OF THE MORTGAGE (THE REVISED WRAP AMORTIZATION
SCHEDULE IS ATTACHED AS EXHIBIT A). THE CUMULATIVE EFFECT OF THE RE-CALCULATION OF THE VALUE OF THE WRAP MORTGAGE DISCOUNT - TOGETHER WITH THE CUMULATIVE EFFECT FROM THE RE-CALCULATIONS OF THE WRAP MORTGAGE DISCOUNTS ON THE TWO OTHER PROPERTIES CITED BELOW - IS APPROXIMATELY $1,900,000, AND WILL BE RECORDED AS AN ADJUSTMENT TO THE

JANUARY 1, 2003 PARTNERS' DEFICIT. NPAMLP WILL CORRECT THIS ERROR IN ACCORDANCE WITH SFAS 154.

NPAMLP IS PROPOSING THIS TREATMENT SINCE NOT ALL OF THE DATA TO RE-CALCULATE THE WRAP MORTGAGE DISCOUNT FROM THE DATE OF THE ORIGINAL TAX DEFERRED EXCHANGE TRANSACTION IS AVAILABLE. HOWEVER, ALL OF THE INFORMATION NECESSARY TO RE-CALCULATE AS OF JANUARY 1, 2003 IS READILY AVAILABLE AND THE ABOVE CALCULATION WILL PROVIDE MANAGEMENT WITH THE NECESSARY DATA TO INSURE PROPER RE-STATEMENT OF ALL YEARS PRESENTED IN THE 2005 FINANCIAL STATEMENTS.

MANAGEMENT HAS REVIEWED THE WRAP AMORTIZATION SCHEDULES AS OF DECEMBER 31, 2004, FOR EACH OF THE WRAP MORTGAGE OBLIGATIONS OF NPAMLP. OUR REVIEW DETERMINED THAT THE WRAP AMORTIZATION SCHEDULES FOR THE LAKE MARY PROPERTY (SEE ABOVE) AND FOR TWO OTHER PROPERTIES (ACQUIRED IN TWO SEPARATE TAX DEFERRED EXCHANGE TRANSACTIONS IN 2000 AND 2001, RESPECTIVELY) DO NOT ACCURATELY APPLY THE INTEREST METHOD IN AMORTIZING THE DISCOUNT FOR THE MORTGAGES ON THESE PROPERTIES, AND CONSEQUENTLY RESULT IN A BALLOON AMORTIZATION OF THE DISCOUNT IN 2013. NPAMLP WILL BE CORRECTING THESE ERRORS IN ACCORDANCE WITH SFAS 154 AND REPORT THE CUMULATIVE EFFECT OF THE ERROR IN THE JANUARY 1, 2003 PARTNER'S DEFICIT PRESENTED IN THE 2005 FINANCIAL STATEMENTS. EACH INDIVIDUAL PRIOR PERIOD PRESENTED IN THE 2005 FINANCIAL STATEMENTS (2004 AND 2003) WILL ALSO BE ADJUSTED TO REFLECT THE CORRECTION OF THE PERIOD-SPECIFIC EFFECTS OF THE ERROR. THE NOTES TO THE 2005 FINANCIAL STATEMENTS WILL INCLUDE A DESCRIPTION OF THE ERROR AND OTHER DISCLOSURE REQUIRED PURSUANT TO SFAS 154. THE EFFECT OF THE CORRECTION OF THE WRAP AMORTIZATION SCHEDULE FOR THESE TWO PROPERTIES WILL BE TO INCREASE THE NET LOSS FOR 2004 AND 2003 BY APPROXIMATELY $1,131,000 AND $940,000, RESPECTIVELY.

NPAMLP BELIEVES THAT THE ABOVE DESCRIBED REPORTING AND DISCLOSURE FOR THE ADJUSTMENTS DESCRIBED IN ITEMS 1, 2 & 3 IS SUFFICIENT FOR SEVERAL REASONS, INCLUDING BUT NOT LIMITED TO, THE FOLLOWING: (1) THE CORRECTION OF THE ACCOUNTING FOR THE FORGIVENESS OF THE WRAP MORTGAGES DOES NOT HAVE ANY EFFECT ON AGGREGATE PARTNER'S DEFICIT, (2) THE ADJUSTMENTS DO NOT HAVE AN EFFECT ON THE VALUE OF A LIMITED PARTNERSHIP UNIT AS THERE IS NO TRADING MARKET FOR THE UNITS,
(3) THE ADJUSTMENTS TO THE AMORTIZATION OF THE WRAP MORTGAGE DISCOUNT DO NOT AFFECT THE CASH FLOW OF NPAMLP, (4) NPAMLP IS NOT SUBJECT TO ANY LOAN COVENANTS THAT WOULD BE ADVERSELY IMPACTED BY THE ABOVE ADJUSTMENTS, (5) THE ADJUSTMENTS DO NOT AFFECT THE TAX BASIS FINANCIAL STATEMENTS OF NPAMLP AND CONSEQUENTLY DO NOT AFFECT THE TAX BASIS OF ITS LIMITED PARTNERS, AND (6) THE ADJUSTMENTS DO NOT CHANGE THE TREND IN OPERATING LOSSES. FINALLY, THE REPORTING AND DISCLOSURE DESCRIBED ABOVE WILL NOT SERVE TO UNDULY BURDEN THE LIMITED FINANCIAL ACCOUNTING STAFF OF NPAMLP NOR SIGNIFICANTLY INCREASE THE COSTS OF AUDIT RELATED SERVICES.


Item 4. As discussed in our conference call on November 17, 2005, we reviewed your revised present value calculation in your letter dated November 2, 2005 in response to comment 3 and have the following comments:

         a. Please explain the principal differences, or revise your calculation, in the amount shown as (1) total payments for years 1996 - 2013 of $22.5 million and (2) interest (on a non-discounted basis) and the reduction in principal of your wrap mortgages in the aggregate amount of $24.5 million. Specifically, please explain why the principal reduction in your wrap mortgages during years 2015 - 2013 exceed payments less interest (on a non-discounted basis) for each of the respective years.

         b. Please explain the principal differences in the initial wrap balance, net of unamortized discount, in the amount of $4.3 million compared to the net present value of $7.7 million.

PLEASE REFER TO OUR RESPONSE TO ITEM 2 AND ITEM 3 ABOVE, AND THE CORRECTED WRAP AMORTIZATION SCHEDULE FOR THE LAKE MARY PROPERTY ATTACHED AS EXHIBIT A.

NPAMLP understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. NPAMLP acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings of NPAMLP and that NPAMLP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                      Sincerely,


                                                      /s/ David Simon
                                                      David Simon
                                                      Vice President


cc: Peter Fridirici, Esquire
    Asher & Company, Ltd.

Exhibit A

LAKE MARY REVISED IMPUTED INTEREST CALCULATION:

 Year         Payments
 2003            4,705
 2004        3,660,769
 2005          919,440
 2006          919,440
 2007          919,440
 2008          919,440
 2009          919,440
 2010          919,440
 2011          919,440
 2012          919,440
 2013        7,683,786

Present Value Calculation

Total PMTS                     18,704,780.39

NPV                             8,772,589.05

IMPUTED INTEREST                9,932,191.34

                                                            GAAP                            GAAP Balance                   Carrying
                                                      Interest -                                                            Value,
                                            Balance         Non-  Discount   Balance     Wrap 1      Wrap 2      Total       net
Year    Payment     Interest   Principal   8,772,589  Discounted    Amort.   8,972,302  7,655,211  10,089,680  17,744,891  8,772,589
2003        4,705  1,052,711  (1,048,006)  9,820,595       4,705  1,048,006  7,924,296  7,655,211  10,089,680  17,744,891  9,820,595
2004    3,660,769  1,178,471   2,482,298   7,338,297     440,227    738,244  7,186,052  4,434,669  10,089,680  14,524,349  7,338,297
2005      919,440    880,596      38,844   7,299,453     167,801    712,794  6,473,257  3,683,030  10,089,680  13,772,710  7,299,453
2006      919,440    875,934      43,506   7,255,947     136,398    739,536  5,733,721  2,899,988  10,089,680  12,989,668  7,255,947
2007      919,440    870,714      48,726   7,207,221     103,683    767,030  4,966,691  2,084,232  10,089,680  12,173,912  7,207,221
2008      919,440    864,866      54,574   7,152,647      69,602    795,265  4,171,426  1,234,393  10,089,680  11,324,073  7,152,647
2009      919,440    858,318      61,122   7,091,525      34,096    824,222  3,347,204    349,049  10,089,680  10,438,729  7,091,525
2010      919,440    850,983      68,457   7,023,068       3,377    847,606  2,499,598          0   9,522,666   9,522,666  7,023,068
2011      919,440    842,768      76,672   6,946,396           0    842,768  1,656,830          0   8,603,226   8,603,226  6,946,396
2012      919,440    833,568      85,872   6,860,524           0    833,568    823,263          0   7,683,786   7,683,786  6,860,524
2013    7,683,786    823,263   6,860,524           0           0    823,263          0          0           0           0          0
       ----------- ----------  ----------                -------- ----------
Totals $18,704,780 $9,932,192  $8,772,589                $959,890 $8,972,302
       =========== ==========  ==========                ======== ==========